FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2002

Acambis plc
(Translation of registrant’s name into English)

Peterhouse Technology Park
100 Fulbourn Road
Cambridge CB1 9PT
England

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F     X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes                No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ).

Enclosure:

Notification of major interests in shares (31 October 2002)
Notification of major interests in shares (8 November 2002)

SCHEDULE 10 NOTIFICATION OF MAJOR INTERESTS IN SHARES
SCHEDULE 10 NOTIFICATION OF MAJOR INTERESTS IN SHARES
SIGNATURE

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Acambis plc

2. Name of shareholder having a major interest
Barclays PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18
As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
The legal entities holding these shares are as follows:
Barclays Global Investors Limited 2,376,571 shares
Barclays Private Bank & Trust Limited 1,403 shares
Barclays Life Assurance Company Limited 147,386 shares
Barclays Nikko Global Investors (Japan) Limited 2,322 shares
Barclays Global Investors Japan Trust & Banking Company Limited 4,849 shares
Barclays Global Investors N.A. 899,690 shares

5. Number of shares / amount of stock acquired
N/a

6. Percentage of issued class
N/a

7. Number of shares / amount of stock disposed
N/a

8. Percentage of issued class
N/a

9. Class of security
Ordinary shares of 10p each

10. Date of transaction
N/a

11. Date company informed
30 October 2002

12. Total holding following this notification
3,432,221 ordinary shares

13. Total percentage holding of issued class following this notification
3.49%

14. Any additional information
N/A

15. Name of contact and telephone number for queries
Elizabeth Brown, Company Secretary, +44 (0) 1223 275 300

16. Name and signature of authorised company official responsible for making this notification
Elizabeth Brown

Date of notification
31 October 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Acambis plc

2. Name of shareholder having a major interest
FMR Corp. (and its direct and indirect subsidiaries incorporating Fidelity Management Trust Company (FMTC)), Fidelity International Limited (FIL) (and its direct and indirect subsidiaries incorporating Fidelity Investment Services Limited (FISL)) and Mr Edward C Johnson 3d

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18
As above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
MSCO 150,000 shares*
Chase Manhattan Bank London 2,735,067 shares**
HSBC 1,415,902 shares
Bank of New York London 57,000 shares
Chase Manhattan Bank London 160,000 shares
Chase Nominees Ltd 181,450 shares
Bankers Trust 54,220 shares
Citibank 142,790 shares

* For this holding, FMTC acts as the management company
** For this holding, FISL acts as the management company
For all the other holdings listed, FIL acts as the management company.

5. Number of shares / amount of stock acquired
N/a

6. Percentage of issued class
N/a

7. Number of shares / amount of stock disposed
178,633

8. Percentage of issued class
0.18%

9. Class of security
Ordinary shares of 10p each

10. Date of transaction
N/a

11. Date company informed
7 November 2002

12. Total holding following this notification
4,896,429 ordinary shares

13. Total percentage holding of issued class following this notification
4.98%

14. Any additional information
N/a

15. Name of contact and telephone number for queries
Elizabeth Brown, Company Secretary, +44 (0) 1223 275 300

16. Name and signature of authorised company official responsible for making this notification
Elizabeth Brown

Date of notification
8 November 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 8 November 2002		ACAMBIS PLC

	By:	/s/ Lyndsay Wright

Name: Lyndsay Wright Title: Director of Communications